GALIANO GOLD ANNOUNCES ANNUAL GENERAL MEETING VOTING RESULTS

Vancouver, British Columbia, June 12, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) announced today that all resolutions put to shareholders at the Company's Annual General Meeting (the "Meeting") held on June 12, 2025, were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Set the Number of Directors at Eight

The resolution to fix the number of directors at eight was approved.

Votes for	% Votes for	Votes Against	% Votes Against
198,550,630	99.33	1,342,228	0.67

Election of Directors

The eight nominees listed in the Company's Management Information Circular dated May 2, 2025, were elected as directors of the Company.

Director Name	Votes for	% Votes for	Votes Withheld	% Votes Withheld
Matt Badylak	186,462,436	99.86	257,517	0.14
Paul N. Wright	186,342,030	99.80	377,923	0.20
Judith Mosely	186,425,162	99.84	294,791	0.16
Dawn Moss	186,381,671	99.82	338,282	0.18
Greg Martin	186,483,286	99.87	236,668	0.13
Moira Smith	186,422,315	99.84	297,639	0.16
Navin Dyal	186,409,508	99.83	310,446	0.17
Lauren Roberts	186,423,176	99.84	296,777	0.16

Appointment of Auditors - Ernst & Young LLP ("EY LLP")

EY LLP was re-appointed as the auditor of the Company for the ensuing year, and the directors were authorized to fix the remuneration paid to EY LLP.

Votes for	% Votes for	Votes Withheld	% Votes Withheld
199,117,724	99.61	775,135	0.39

Advisory Vote on Executive Compensation

The non-binding advisory resolution accepting the Company's approach to executive compensation was approved.

Votes for	% Votes for	Votes Against	% Votes Against
185,882,177	99.55	837,778	0.45

A report on all matters voted on at the Meeting has been filed on www.sedarplus.ca.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com